Exhibit 99.2

Bon Natural Life Limited

Registered Company No 358246

(the Company)

Proxy Form

I/We	________________________________________________________
of	________________________________________________________

being a member/members of the Company and the holder/holders of ________________________________________________________ (number and class of shares) appoint as my/our proxy
________________________________________________________
of	________________________________________________________

at the extraordinary general meeting of the Company to be held at Room 601, Block C, Gazelle Valley, No.69, Jinye Road,High-Tech Zone, Xi’an, Shaanxi, China on 16 January 2025 at 10:00 A.M. (local time) and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolution		For	Against	Abstain

1	RESOLVED, as an ordinary resolution that, the Company amend its authorised share capital with immediate effect as follows:	☐	☐	☐

(i)

all of the authorised (whether issued or not issued) ordinary shares of par value of US$0.001 each in the Company be and are re-designated and re-classified into class A ordinary shares of par value US$0.001 each (the Class A Ordinary Shares), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and

(ii)

all of the authorised but unissued preference shares of par value of US$0.001 each in the Company be and are cancelled and a new class of shares comprising of 30,000,000 class B ordinary shares of par value US$0.001 each (the Class B Ordinary Shares), which will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis (subject to adjustment as stated in the Company’s articles of association) and be entitled to one hundred (100) votes per share, be and is created, such that, the Company’s authorised share capital shall become US$300,000 divided into (a) 270,000,000 Class A Ordinary Shares of a par value of US$0.001 each and (b) 30,000,000 Class B Ordinary Shares of a par value of US$0.001 each.

2

RESOLVED, as a special resolution that, the Company adopts the proposed third amended and restated memorandum and articles of association of the Company, the form of which is attached to this notice and the accompany proxy statement as Appendix 1, in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of the Company with immediate effect.

		☐	☐	☐

3	RESOLVED, as a special resolution that:	☐	☐	☐

(i)	upon the Company’s receipt of the consent to repurchase and application for shares duly executed by Yongwei Hu (Mr. Hu) and Jing Liu (Ms. Liu), respectively, the Company shall repurchase (a) 2,004,427 Class A Ordinary Shares held by Mr. Hu in consideration of and out of the proceeds of the Company’s new issuance of 2,004,427 Class B Ordinary Shares to Mr. Hu, and (b) 37,412 Class A Ordinary Shares held by Ms. Liu in consideration of and out of the proceeds of the Company’s new issuance of 37,412 Class B Ordinary Shares to Ms. Liu; and

(ii)	such issuance of 2,004,427 and37,412 Class B Ordinary Shares to Mr. Hu and Ms. Liu, respectively, made for the purposes of such share repurchase be and is hereby approved and confirmed,

such that, as a result of the repurchase of Class A Ordinary Shares from and issuance of Class B Ordinary Shares to Mr. Hu and Ms. Liu, Mr. Hu would control 97.15% of voting rights of the Company and Ms. Liu would control 18.81% of voting rights of the Company.

Dated ______________ 2025

Executed by:

Signature of shareholder

Name of Authorised Officer/Attorney: ________________________